COLUMBIA SELIGMAN PREMIUM TECHNOLOGY GROWTH FUND, INC.

290 Congress Street

Boston, MA 02210

October 30, 2024

VIA EDGAR

Ms. Yoon Choo

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Seligman Premium Technology Growth Fund Inc.	Registration Statement on Form N-2 File Nos. 333-280485 and 811-22328

Dear Ms. Choo:

This letter responds to additional comments received from the staff (Staff) of the Securities and Exchange Commission on October 24, 2024, for the filing filed by and on behalf of Columbia Seligman Premium Technology Growth Fund, Inc. (the Registrant or the Fund). Comments and responses are outlined below.

Comment 1:	Prior to seeking effectiveness, please supplementally confirm that FINRA has reviewed the proposed underwriting terms and arrangements for the offering, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the compensation and other arrangements, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response:	So confirmed.

Comment 2:	The Fund indicates that it is relying on Rule 415. In addition to the undertakings already listed, please provide the undertakings indicated in Items 34.3 c, d, and e, and 34.6.c of Form N-2.

Response:	The Registrant confirms that the above referenced undertakings have been provided.

If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

Joseph D’Alessandro

Assistant Secretary

Columbia Seligman Premium Technology Growth Fund, Inc.